UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937, 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

CONTENTS

Attunity Ltd (the “Company”) held its 2008 Annual Meeting of Shareholders on December 31, 2008. At the Annual Meeting, the following proposals were approved and adopted:

1.	Election of Shimon Alon, Dov Biran, Dan Falk, Aki Ratner and Ron Zuckerman as directors of the Company;

2.	Election of Ms. Tali Alush-Aben as outside director;

3.	Reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors and authorizing the board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

4.	Grant stock options to non-employee directors;

5.	Amendment to the Company’s Memorandum of Association and Articles of Association increasing the Company’s authorized share capital from 70,000,000 to 130,000,000 Ordinary Shares; and

6.	An agreement with the holders of the Company’s Convertible Promissory Notes due May 2009.

At the Annual Meeting, Mr. Shimon Alon, the Chairman and Chief Executive Officer of the Company, provided a presentation regarding the state of the Company. The text of the Power Point slides used during this presentation (as translated from Hebrew to English) is attached as Exhibit 99.1.

Exhibits

99.1.	Text of the Power Point slides used during the presentation (as translated from Hebrew to English) made to shareholders of Attunity Ltd. at its Annual Meeting of Shareholders held December 31, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD. By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: January 5, 2009